Exhibit (a)(1)(vii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated January 23, 2009 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

AVIGEN, INC.

at

$1.00 Net per Share

by

BVF Acquisition LLC
a Wholly Owned Subsidiary of
Biotechnology Value Fund, L.P.

BVF Acquisition LLC (the “Purchaser”), a Delaware limited liability company and wholly owned subsidiary of Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Avigen, Inc., a Delaware corporation (the “Company” or “Avigen”), at $1.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 23, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 23, 2009 (THE “EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) the BVF Nominees (as defined in the Offer to Purchase) being elected to the board of directors of Avigen (the “Board”) at a special meeting of stockholders called for that purpose, or otherwise appointed, and constituting a majority of directors on the Board, (ii) the Board redeeming the Poison Pill Rights (as defined in the Offer to Purchase) issued and outstanding under Avigen’s Poison Pill Rights Plan (as defined in the Offer to Purchase), or the Purchaser being satisfied in its reasonable discretion that the Poison Pill Rights are otherwise inapplicable to the Offer, the Purchaser or any affiliate or associate of the Purchaser and (iii) Avigen not having authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, alternative strategy or relinquishment of any material contract or other right of the Company or any comparable event or capital depleting transaction not in the ordinary course of business.   See Section 14 of the Offer to Purchase, “Conditions of the Offer.”  THE OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION.

On January 9, 2009, BVF delivered a notice to Avigen to call a special meeting of stockholders to remove all incumbent directors and elect its own slate of stockholder-focused nominees, among other things. If elected, the BVF Nominees, subject to their fiduciary duties, intend to pursue negotiations with MediciNova, Inc. (“MediciNova”), related to a proposed merger with the Company, and work to consummate the proposed merger expeditiously. Assuming the conditions to the Offer are satisfied, stockholders of Avigen would have the choice of (i) tendering their Shares and receiving a fixed cash payment upon the closing of the Offer at a premium to the market price on the day prior to the announcement of the Offer or (ii) maintaining their investment in the Company and participating in the proposed merger with MediciNova, if it occurs.  The Purchaser is making this Offer because BVF believes that the purchase of Shares at the purchase price pursuant to the Offer represents an attractive investment for the Purchaser.

The term “Expiration Time” means 12:00 midnight, New York City time, on February 23, 2009, unless and until the Purchaser, who expressly reserves the right (and under no obligation) at any time and from time to time, in its sole discretion, has extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. The period during which the Offer is open may be extended by the Purchaser giving oral or written notice of the extension to The Colbent Corporation, the Depositary for the Offer, and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares. Subject to applicable regulation of the U.S. Securities and Exchange Commission, the Purchaser reserves the right, in its sole discretion, to change the terms of the Offer, including, but not limited to, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing the number of Shares being sought in the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for Shares which are validly tendered and not properly withdrawn on or prior to the Expiration Time as soon as practicable after the Expiration Time. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and therefore purchased), Shares that are properly tendered and not properly withdrawn only when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. The Purchaser will pay for Shares tendered and accepted for payment in the Offer only after timely receipt by the Depositary of certificates for such Shares or of timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other required documents.

Under no circumstances will Purchaser pay interest on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

Generally, the Company’s stockholders will be subject to U.S. federal income taxation and applicable withholding when they receive cash from the Purchaser in exchange for the Shares they tender in the Offer. The Purchaser recommends that stockholders consult with their tax advisors with respect to their particular situation.

 Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after 60 days from the date of the commencement of the Offer if the Shares have not yet been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares.

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although the Purchaser does not currently intend to do so, the Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of at least three (3) business days in length following the expiration of the Offer at the Expiration Time and acceptance for payment of Shares tendered in the Offer (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the first purchase of Shares in the Offer, during which stockholders could tender Shares not tendered in the Offer.

The Purchaser will decide, in its sole discretion, all questions as to the form and validity of notices of withdrawal, and each such decision will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
or
CALL TOLL-FREE (800) 322-2885
E-MAIL:  tenderoffer@mackenziepartners.com

January 23, 2009